16003542

JG

UNITEDSTATES
ANDEXCHANGECOMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 25 2016
Washington DC
409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65282

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northwest Investment Advisors Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 South Washington, Ste 210
(No. and Street)

Spokane (City) Washington (State) 99201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Katherine Anderson (404) 303-8840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schoedel & Schoedel CPA's PLLC
(Name – *if individual, state last, first, middle name*)

422 W. Riverside Dr. Ste. 1420 (Address) Spokane (City) Washington (State) 99201 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AW

OATH OR AFFIRMATION

I, Katherine Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northwest Investment Advisors Inc., as of 12/31/2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BENCIE MARS DIAMOS
MY COMMISSION EXPIRES
FEB 15 2018
FORSYTH CO., GEORGIA
NOTARY PUBLIC

Katherine Anderson
Signature

FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHWEST INVESTMENT ADVISORS, INC

REPORTS PURSUANT TO RULES 17a-5(d)

YEAR ENDED DECEMBER 31, 2015

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

PATRICK A. TERHAAR, C.P.A.
JAMES R. HARLESS, C.P.A.
DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH. 509 • 747-2158 FAX 509 • 458-2723
www.schoedel.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sean Grubb, President
Northwest Investment Advisors, Inc.
9 South Washington, Suite 210
Spokane, Washington 99201

We have audited the accompanying statement of financial condition of Northwest Investment Advisors, Inc. (NWIA), a Washington Corporation, as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Northwest Investment Advisors, Inc.'s management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northwest Investment Advisors, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information, Schedule I, has been subjected to audit procedures performed in conjunction with the audit of Northwest Investment Advisors, Inc.'s financial statements. Schedule I is the responsibility of Northwest Investment Advisors, Inc.'s management. Our audit procedures included determining whether Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on Schedule I, we evaluated whether Schedule I, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Schoedel & Schoedel CPAs PLLC

Spokane, Washington
February 12, 2016

NORTHWEST INVESTMENT ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash	$ 155,865
Central registration depository account	382
Commissions receivable	29,962
Deposit with clearing agent	15,000
Property and equipment, net	1,627
Total assets	**$ 202,836**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 13,056
STOCKHOLDER'S EQUITY	
Common stock, no par value	15,583
Retained earnings	174,197
Total stockholder's equity	189,780
Total liabilities and stockholder's equity	**$ 202,836**

The accompanying notes are an integral part of this statement.

NORTHWEST INVESTMENT ADVISORS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES:	
Commissions	$ 607,908
Insurance agency revenue	27,920
Advisory fees	49,596
Other income	941
Total revenues	686,365
EXPENSES:	
Advertising	10,285
Bank service charge	68
Clearing charge	14,003
Commission	434,332
Continuing education	1,020
Depreciation	524
Insurance	4,321
Licenses, fees, dues and subscriptions	14,084
Office expense	8,548
Payroll	54,917
Professional fees	40,080
Rent	14,793
Repairs	834
Taxes	6,886
Travel and entertainment	4,447
Utilities	5,755
Total expenses	614,897
NET INCOME	**$ 71,468**

The accompanying notes are an integral part of this statement.

NORTHWEST INVESTMENT ADVISORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:	
Net income	$ 71,468
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease in depreciation	524
(Increase) Decrease in central registration depository account	1,221
(Increase) Decrease in commissions receivable	(2,775)
(Increase) Decrease in accounts payable and accrued expenses	5,224
Net cash from operating activities	75,662
CASH FLOWS USED IN INVESTING ACTIVITIES	
(Increase) Decrease in Furniture & Equipment	(1,682)
CASH FLOWS USED IN FINANCING ACTIVITIES:	
Dividends paid	(19,085)
NET INCREASE IN CASH	54,895
CASH, at beginning of year	100,970
CASH, at end of year	**$ 155,865**

The accompanying notes are an integral part of this statement.

NORTHWEST INVESTMENT ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock				Retained		Total Stockholder's
	Shares		Amount		Earnings		Equity
BALANCES, December 31, 2014	33,333	$	15,583	$	121,814	$	137,397
Dividends paid					(19,085)		(19,085)
Net income					71,468		71,468
BALANCES, December 31, 2015	**33,333**	**$**	**15,583**	**$**	**174,197**	**$**	**189,780**

The accompanying notes are an integral part of this statement.

NORTHWEST INVESTMENT ADVISORS, INC.
Spokane, Washington
NOTES TO FINANCIAL STATEMENTS

December 31, 2015

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

Northwest Investment Advisors, Inc. (NWIA) was incorporated February 25, 2000 in Spokane, Washington. NWIA is an Introducing Broker in securities, which is a non-clearing, securities broker/dealer (fully disclosed). NWIA accepts customer orders, but elects to clear orders through another broker. NWIA is registered with the Securities and Exchange Commission (SEC), and licensed by the Financial Industry Regulatory Authority, Inc. (FINRA).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of NWIA is presented to assist in understanding its financial statements. The financial statements and notes are representation of NWIA's management, who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Basis of Presentation
The financial statements of NWIA are prepared using the accrual basis of accounting with a fiscal year-end of December 31.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the management of NWIA to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Cash Equivalents
For purposes of the statement of cash flows, NWIA considers investments which are not subject to withdrawal restrictions and can be converted to cash on short notice and are used in the operating activities of the company, specifically cash in demand accounts at financial institutions, to be cash equivalents.

Commissions Receivable
Commissions receivable are recorded when purchase and sale orders are issued and are presented in the balance sheet net of an allowance for doubtful collection. In the opinion of management, substantially all receivables are collectible in full. As such, no provision for an allowance for doubtful collection has been recorded in these financial statements. All receivables are current and less than ninety days. No receivables are collateralized.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment is stated at cost, and is depreciated by straight-line and accelerated methods over the estimated useful lives of the various assets. Management estimates the useful lives of the following assets to be:

Office equipment and furnishings	5-7 years
Software	3-5 years

Fair Value of Financial Instruments

Cash, central registration depository (CRD) accounts and deposits with clearing agent are held in cash, for which cost and fair value are equivalent. NWIA recognizes other financial instruments (including commissions receivable, accounts payable and accrued expenses) at historical cost, which approximates fair value due to the short maturities of those instruments.

Commission Revenue and Related Clearing Expenses

Commission revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising

Advertising costs are expensed as incurred.

Compensated Absences

Employees of NWIA are entitled to paid vacation and paid sick days, based on various factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. NWIA's policy is to recognize the cost of compensated absences when actually paid.

Federal Income Taxes

NWIA, with the consent of its shareholder, elected to be taxed under provisions of Subchapter S of the Internal Revenue Code. Under those provisions, NWIA does not pay federal corporate taxes on its taxable income. Instead, corporate taxable income is taxed directly to its shareholder. As such, no provisions for income taxes have been recorded in these financial statements.

NWIA is subject to audit or examinations by various regulatory jurisdictions. As of February 12, 2016, there were no audits or examinations in progress. With few exceptions, as of December 31, 2015, NWIA was no longer open to audit or examination for fiscal years ended prior to December 31, 2012.

NOTE 3 – CRD ACCOUNT

NWIA maintains a CRD account which is used to settle fees charged to NWIA by FINRA. NWIA is required to maintain a positive balance in this account. As of December 31, 2015 the balance was $382.

NOTE 4 – COMMISSIONS RECEIVABLE

NWIA has receivables for commissions. All receivables are current and less than ninety days. Receivables are not collateralized.

NOTE 5 – DEPOSIT WITH CLEARING AGENT

NWIA maintains a deposits account with Sterne, Agee, & Leach, Inc. The account is used to guarantee funds available for trading activity and requires a minimum deposit balance of $15,000.

NOTE 6 – PROPERTY AND EQUIPMENT

As of December 31, 2015, property and equipment was summarized as follows:

	2015
Office equipment and furniture	$ 17,706
Software	8,302
	26,008
Less: Accumulated depreciation	(24,381)
	$1,627

For the year ended December 31, 2015, depreciation expense totaled $524.

NOTE 7 – COMMON STOCK

As of December 31, 2015, there were 100,000 shares authorized and 33,333 issued and/or outstanding.

NOTE 8 – LEASES

NWIA leases office space through November 2020 under a non-cancelable lease agreement. The terms of the lease are personally guaranteed by the stockholder. Under the terms of the lease agreement monthly rental rates are as follows:

December 1, 2015 through November 30, 2016	$1,381
December 1, 2016 through November 30, 2017	1,422
December 1, 2017 through November 30, 2018	1,465
December 1, 2018 through November 30, 2019	1,509
December 1, 2019 through November 30, 2020	1,554

For the year ended December 31, 2015, rental payments for this office space totaled $17,493, which included base rent plus storage.

Future minimum rental payments under the lease agreement for the years ending December 31, 2016 through 2020 are as follows:

2016	$16,613
2017	17,107
2018	17,624
2019	18,153
2020	17,094

In February 2008, NWIA entered into a sublease agreement of office space on a month-to-month basis. The sublease agreement is accounted for as a reduction of rental expense. For the year ended December 31, 2015, sublease proceeds totaled $2,700.

In October 2012, NWIA entered into a new lease agreement for a copier expiring on September 30, 2017. This lease was terminated in November 2015 when NWIA entered into a new lease agreement expiring in March 2012. Under the terms of both lease agreements, NWIA is required to make base lease payments of $130 plus sales tax ($142 per month). Additional charges apply if the number of copies exceed a stated monthly volume. For the year ended December 31, 2015, rental charges totaled $1,766.

Future minimum rental payments under the lease agreement for the years ending December 31, 2016 through 2021 are as follows:

2016	$1,704
2017	1,704
2018	1,704

NOTE 8 – LEASES (continued)

2019	1,704
2020	1,704
2021	426

NOTE 9 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, NWIA is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2015, NWIA had net capital and net capital requirements of $186,430 and $5,000, respectively. NWIA's net capital ratio (aggregate indebtedness to net capital) was 0.07 to 1. According to Rule 15c3-1, NWIA's net capital ratio shall not exceed 15 to 1.

NOTE 10 – SUBSEQUENT EVENTS

There are no events between December 31, 2015 and February 12, 2016 (the date the financial statements were available to be issued) that if disclosed would influence the readers' opinion concerning these financial statements.

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

SCHEDULE I

NORTHWEST INVESTENT ADVISORS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2015

CREDIT:	
Total stockholder's equity	189,780
DEBITS:	
Nonallowable assets:	
Central registration depository account	382
Property and equipment, net	1,627
Total debits	2,009
Net capital before haircuts on securities positions	187,771
Haircuts on securities:	
Other securities	1,342
NET CAPITAL	186,429
Minimum requirement of 6-2/3% of aggregate indebtedness of $13,056 or $5,000, whichever is greater	5,000
Excess net capital	**$ 181,429**
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	**$ 13,056**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.07 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2015.

See Report of Independent Registered Public Accounting Firm.

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

PATRICK A. TERHAAR, C.P.A.
JAMES R. HARLESS, C.P.A.
DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH. 509 • 747•2158 FAX 509 • 458•2723
www.schoedel.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

Board of Directors
Northwest Investment Advisors, Inc.
Spokane, Washington

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Northwest Investment Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Northwest Investment Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Northwest Investment Advisors, Inc. stated that Northwest Investment Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Northwest Investment Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northwest Investment Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modification that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set for in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Schoedel & Schoedel CPAs PLLC

Spokane, Washington
February 12, 2016

NORTHWEST INVESTMENT ADVISORS, INC.

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2015

To the best knowledge and belief of Northwest Investment Advisors, Inc.:

The Company claimed the (k)(2)(ii) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(ii) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2015.

Katherine Anderson
Signature

Financial and Operations Principal
Title

See Report of Independent Registered Public Accounting Firm On Exemption Report.

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

PATRICK A. TERHAAR, C.P.A.
JAMES R. HARLESS, C.P.A.
DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH. 509 • 747•2158 FAX 509 • 458•2723
www.schoedel.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
Northwest Investment Advisors, Inc.
Spokane, Washington

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Northwest Investment Advisors, Inc. (NWIA), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating NWIA's compliance with the applicable instructions of Form SIPC-7. NWIA's management is responsible for NWIA's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences, and

5. Verified there were no amounts applied from an overpayment of the prior year assessment by review of the Form SIPC-7 for the year ended December 31, 2015.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (SIPC-7) (CONTINUED)

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schoedel & Schoedel CPAs PLLC

Spokane, Washington
February 12, 2016

NORTHWEST INVESTMENT ADVISORS, INC.

GENERAL ASSESSMENT RECONCILATION
PURSUANT TO FORM SIPC-7
DECEMBER 31, 2015

General Assessment per Form SIPC - 7 including interest	$	1,098
Less payments made with Form SIPC-6		601
Assessment Balance Due	$	497

See Independent Registered Public Accountant's Agreed-Upon Procedures Report On Schedule Of Assessment And Payments.